UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tallgrass Energy Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

874697 105

(CUSIP Number)

Christopher R. Jones

4200 W. 115th Street, Suite 350, Leawood, Kansas 66211

Telephone: (913) 928-6060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874697 105

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Tallgrass Equity, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 25,619,218 Common Units
	8	Shared Voting Power 0
	9	Sole Dispositive Power 25,619,218 Common Units
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,619,218 Common Units
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 35.0%*
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*	Based on the total number of Common Units (73,199,753) issued and outstanding as of February 13, 2018, which is the date on which the Issuer filed its Form 10-K for the year ended December 31, 2017 (the “10-K”).

CUSIP No. 874697 105

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Tallgrass Energy GP, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 25,619,218 Common Units*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 25,619,218 Common Units*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,619,218 Common Units*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 35.0%**
14	Type of Reporting Person (See Instructions) PN (Partnership)

*	Solely in its capacity as the managing member of Tallgrass Equity, LLC. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the managing member of Tallgrass Equity, LLC. See Items 2, 3 and 5.
**	Based on the total number of Common Units (73,199,753) issued and outstanding as of February 13, 2018, which is the date on which the Issuer filed the 10-K.

CUSIP No. 874697 105

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) TEGP Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 25,619,218 Common Units*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 25,619,218 Common Units*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,619,218 Common Units*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 35.0%**
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*	Solely in its capacity as the general partner of Tallgrass Energy GP, LP. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the general partner of Tallgrass Energy GP, LP, which is the managing member of Tallgrass Equity, LLC. See Items 2, 3 and 5.
**	Based on the total number of Common Units (73,199,753) issued and outstanding as of February 13, 2018, which is the date on which the Issuer filed the 10-K.

CUSIP No. 874697 105

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Tallgrass Energy Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 25,619,218 Common Units*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 25,619,218 Common Units*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,619,218 Common Units*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 35.0%**
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*	Solely in its capacity as the sole member of TEGP Management, LLC, the general partner of Tallgrass Energy GP, LP, which is the managing member of Tallgrass Equity, LLC. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the sole member of TEGP Management, LLC, the general partner of Tallgrass Energy GP, LP, which is the managing member of Tallgrass Equity, LLC. See Items 2, 3 and 5.
**	Based on the total number of Common Units (73,199,753) issued and outstanding as of February 13, 2018, which is the date on which the Issuer filed the 10-K.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 16, 2018 (the “Original 13D” and, as amended, the “Schedule 13D”). Capitalized terms used in this Amendment No. 1 and not defined herein shall have the meanings ascribed to them in the Original 13D.

Item 1.	Security and Issuer.

No modification is made to Item 1 of the Original 13D.

Item 2.	Identity and Background.

No modification is made to Item 2 of the Original 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The information previously provided in response to Item 3 of the Original 13D is hereby amended and supplemented by adding the following:

The information provided in item 4 below is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction.

The information previously provided in response to Item 4 of the Original 13D is hereby amended and supplemented by adding the following:

On March 26, 2018, Tallgrass Energy GP, LP, a Delaware limited partnership (“TEGP”), Tallgrass Equity, LLC, a Delaware limited liability company (“Tallgrass Equity”), the Issuer, Razor Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”), and Tallgrass MLP GP, LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”), entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”). Subject to the satisfaction or waiver of certain conditions in the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer surviving the Merger as a wholly owned subsidiary of Tallgrass Equity and its subsidiaries (the “Merger”).

Under the terms of the Merger Agreement, subject to the satisfaction or waiver of the conditions set forth therein, at the effective time of the Merger (the “Effective Time”), each issued and outstanding Common Unit, except for any Common Units held by Tallgrass Equity, Tallgrass Equity Investments, LLC, a Delaware limited liability company and wholly owned subsidiary of Tallgrass Equity (“Holdco”), or the Issuer (each, a “Partnership Public Unit”) will be converted into the right to receive 2.0 Class A shares representing limited partner interests in TEGP (the “TEGP Class A Shares”).

In connection with the Merger Agreement, TEGP, Tallgrass Equity and the Issuer entered into a definitive Support Agreement, dated as of March 26, 2018 (the “Support Agreement”), pursuant to which TEGP and Tallgrass Equity agreed that Tallgrass Equity, which owns 25,619,218 Common Units, shall, and TEGP shall cause Tallgrass Equity to, vote its Common Units in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Transactions”), at any meeting of the Issuer’s unitholders.

The foregoing summaries of the Merger Agreement, the Support Agreement and the Transactions do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement and the Support Agreement, copies of which were filed as Exhibits 2.1 and 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 27, 2018, respectively, and the terms of which are incorporated by reference in their entirety into this Item 4.

As promptly as possible after the Effective Time, the Reporting Persons will cause the Common Units to be (a) delisted from the New York Stock Exchange and (b) deregistered from under the Exchange Act.

Other than as described above, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer.

No modification is made to Item 5 of the Original 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information previously provided in response to Item 6 of the Original 13D is hereby amended and supplemented by adding the following:

The information provided in item 4 above is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original 13D is hereby amended and supplemented as follows:

EXHIBIT 7	Agreement and Plan of Merger, dated March 26, 2018, by and among Tallgrass Energy GP, LP, Tallgrass Equity, LLC, Razor Merger Sub, LLC, Tallgrass Energy Partners, LP, and Tallgrass MLP GP, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 27, 2018).

EXHIBIT 8	Support Agreement, dated March 26, 2018, by and among Tallgrass Energy Partners, LP, and Tallgrass Equity, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 27, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 30, 2018

TALLGRASS ENERGY HOLDINGS, LLC

By:	/s/ David G. Dehaemers, Jr.
Name:	David G. Dehaemers, Jr.
Title:	President and CEO

Signature Page to Schedule 13D/A for Tallgrass Energy Partners, LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 30, 2018

TALLGRASS ENERGY GP, LLC

By:	TEGP Management, LLC, its general partner

By:	/s/ David G. Dehaemers, Jr.
Name:	David G. Dehaemers, Jr.
Title:	President and CEO

Signature Page to Schedule 13D/A for Tallgrass Energy Partners, LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 30, 2018

TEGP MANAGEMENT, LLC

By:	/s/ David G. Dehaemers, Jr.
Name:	David G. Dehaemers, Jr.
Title:	President and CEO

Signature Page to Schedule 13D/A for Tallgrass Energy Partners, LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 30, 2018

TALLGRASS EQUITY, LLC

By:	/s/ David G. Dehaemers, Jr.
Name:	David G. Dehaemers, Jr.
Title:	President and CEO

Signature Page to Schedule 13D/A for Tallgrass Energy Partners, LP

EXHIBIT INDEX

EXHIBIT 7	Agreement and Plan of Merger, dated March 26, 2018, by and among Tallgrass Energy GP, LP, Tallgrass Equity, LLC, Razor Merger Sub, LLC, Tallgrass Energy Partners, LP, and Tallgrass MLP GP, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 27, 2018).

EXHIBIT 8	Support Agreement, dated March 26, 2018, by and among Tallgrass Energy Partners, LP, and Tallgrass Equity, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 27, 2018).